--------------------------------------
                                                         OMB APPROVAL
                                          --------------------------------------
                                            OMB Number:   3235-0145
                                          --------------------------------------
                                            Expires:      December 31, 2005
                                          --------------------------------------
                                            Estimated average burden
                                            hours per response. . .  11
                                          --------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                     First Trust Enhanced Equity Income Fund
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    337318109
                                 ==============
                                 (CUSIP NUMBER)

                                December 31, 2009
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)

| | Rule 13d-1(c)

| | Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of (S) 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337318109
--------------------------------------------------------------------------------
1. Names of Reporting Persons.

     Claymore Securities Defined Portfolios, Series 240, 275, 305,
     341, 380, 437, 474, 507, and 519
--------------------------------------------------------------------------------

I.R.S. Identification Nos. of above persons (entities only):

     Claymore  Securities  Defined  Portfolios,  Series 240 -- Tax ID# 137474422
     Claymore  Securities  Defined  Portfolios,  Series 275 -- Tax ID# 137491779
     Claymore  Securities  Defined  Portfolios,  Series 305 -- Tax ID# 205045508
     Claymore  Securities  Defined  Portfolios,  Series 341 -- Tax ID# 205723261
     Claymore  Securities  Defined  Portfolios,  Series 380 -- Tax ID# 137562810
     Claymore  Securities  Defined  Portfolios,  Series 437 -- Tax ID# 137579499
     Claymore  Securities  Defined  Portfolios,  Series 474 -- Tax ID# 137588964
     Claymore  Securities  Defined  Portfolios,  Series 474 -- Tax ID# 137588965
     Claymore  Securities  Defined  Portfolios,  Series 507 -- Tax ID# 137605900
     Claymore  Securities  Defined  Portfolios,  Series 519 -- Tax ID# 306165970
     Claymore  Securities  Defined  Portfolios,  Series 519 -- Tax ID# 306165969

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) __
     (b) __
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Citizenship or Place of Organization:

     Claymore Securities Defined Portfolios, Series 240, Lisle, IL Claymore Securities Defined Portfolios, Series 275, Lisle, IL Claymore Securities Defined Portfolios, Series 305, Lisle, IL Claymore Securities Defined Portfolios, Series 341, Lisle, IL Claymore Securities Defined Portfolios, Series 380, Lisle, IL Claymore Securities Defined Portfolios, Series 437, Lisle, IL Claymore Securities Defined Portfolios, Series 474, Lisle, IL Claymore Securities Defined Portfolios, Series 507, Lisle, IL Claymore Securities Defined Portfolios, Series 519, Lisle, IL

--------------------------------------------------------------------------------

   Number of     5.    Sole Voting Power
    Shares
Beneficially by                505,064
   Owned by
     Each      -----------------------------------------------------------------
   Reporting     6.    Shared Voting Power
    Person
     With:     -----------------------------------------------------------------
                 7.    Sole Dispositive Power

                               505,064
               -----------------------------------------------------------------
                 8.    Shared Dispositive Power

--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person

                 505,064
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

                 2.52%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

                 IV
--------------------------------------------------------------------------------

ITEM 1.        (a) Name of Issuer

                    First Trust Advisors

               (b) Address of Issuer's Principal Executive Offices

                    First Trust Portfolios LP
                    120 E. Liberty Drive
                    Suite 400
                    Wheaton, IL 60187

ITEM 2.        (a) Name of Person Filing

                    Claymore Securities, Inc. as Sponsor for the Filing Entities

               (b) Address of Principal Business Office or, if none, Residence

                    2455 Corporate West Drive
                    Lisle, IL 60532

               (c) Citizenship

                    USA

               (d) Title of Class of Securities

                    Common Stock

               (e) CUSIP Number

                    337318109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (S) (S) 240.13D-1 (B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                    (a) |X|Broker or dealer registered under section 15 of the Act (15 U.S.C, 78o).

                    (b) | |Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                    (c) | |Insurance  company as defined in section 3(a)(19) of
                    the  Act  (15  U.S.C.   78c).

                    (d) | |Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                    (e) | |An   investment    adviser   in   accordance   with
                    SECTION240.13d-l(b)(l}(ii)(E);

                    (f) | |An employee benefit plan or endowment fund in accordance with SECTION240.13d-l(b)(l}(ii)(F);

                    (g) | |A parent holding company or control person in accordance with SECTION240.13d-l(b)(l)(ii)(G);

                    (h) | | A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i) | | A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j) | |A church plan that is excluded from the definition of
                    an  investment   company  under  section   3(c)(14)  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j) | | Group, in accordance with
                    SECTION240.13d-l(b)(l)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a) Amount  beneficially  owned:  505,064

               (b) Percent of class:  2.52%

               (c) Number of shares as to which the person  has:

                    (i) Sole power to vote or to direct the vote  505,064

                    (ii) Shared  power to vote or to  direct  the vote ____.

                    (iii)Sole power to  dispose or to direct the  disposition
                         of 505,064

                    (iv) Shared power to dispose or to direct the disposition
                         of _____.

      Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section N240.13d-3(d)(l).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to SECTION240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to SECTION240.13d-l(c) or SECTION240.13d-I(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

     (a) The following certification shall be included if the statement is filed pursuant to SECTION240.13d-1 (b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to SECTIONS240.13d-l(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                               January 25, 2010
                              ==================================================
                                                     Date


                                            /s/ Kevin M. Robinson
                              ==================================================
                                                  Signature

                                  Kevin M. Robinson, Senior Managing Director,
                                     General Counsel and Corporate Secretary
                                          Claymore Securities, Inc.
                              --------------------------------------------------
                                                  Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTIONS240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)